SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549
                      ----------------------------------


                                 FORM 11-K/A
                              (AMENDMENT NO. 1)


                   CURRENT REPORT PURSUANT TO SECTION 15 (d)
                    OF THE SECURITIES EXCHANGE ACT OF 1934

        Date of Report (Date of Earliest Event Reported):  June 29, 1999

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                        Commission file number 1-7283

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

             REGAL-BELOIT CORPORATION SAVINGS AND PROTECTION PLAN


B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:


                          REGAL-BELOIT CORPORATION
                              200 STATE STREET
                              BELOIT, WI 53511

                               (608) 364-8800

                            REQUIRED INFORMATION

Regal-Beloit Corporation Savings and Protection Plan ("Plan") is subject to the Employee Retirement Income Security Act of 1974 ("ERISA"). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, statement of net assets available for plan benefits for the Plan of December 31, 1998 and 1997 and the related statement of changes in net assets available for plan benefits for the year ended December 31, 1998, which have been prepared in accordance with the financial reporting requirements of ERISA, are attached hereto as Appendix 1 and incorporated herein by this reference.



                                SIGNATURES

The Plan. Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly cuased this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

REGAL-BELOIT CORPORATION SAVINGS AND PROTECTION PLAN



By:  Regal-Beloit Corporation Savings and Protection Plan Administrative
     Committee


     Kenneth F. Kaplan
     ---------------------------                           June 28, 1999
     Kenneth F. Kaplan


     Fritz Hollenbach
     ---------------------------                           June 28, 1999
     Fritz Hollenbach


                                       REGAL-BELOIT CORPORATION
                                       ------------------------

                                      SAVINGS AND PROTECTION PLAN
                                      ---------------------------

                    STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                    --------------------------------------------------------------

                                 FOR THE YEAR ENDED DECEMBER 31, 1998
                                 ------------------------------------
                             Mar-
                             shall
                             Large-            Mar-                                                              Equi-
                     M&I      Cap      Regal-  shall                              Guaran-     Equi-              table
                   Stable    Growth   Beloit  Inter-             Strong             teed       table    Equi-    Agres-
                              and     Company mediate  Fidelity  Oppor-           Interest    Common    table     sive   Combined
                  Principal  Income    Stock    Bond   Balanced  tunity    Loan    Account     Stock  Balanced    Stock     Plan
                     Fund     Fund      Fund    Fund     Fund     Fund     Fund     Fund       Fund      Fund     Fund     Total
                  --------- -------  -------- -------  -------  -------- -------- ---------  -------  --------  -------  --------

ADDITIONS TO
 NET ASSETS
 ATTRIBUTED TO:
Employer contri-
 bution           $  28,645 $  5,519 $ 20,586 $ 10,315 $ 11,116 $ 13,978 $      - $        - $      - $      - $       - $  90,159
Employee contri-
 butions            132,237   73,287   96,942   20,469   69,537   73,517        -     16,116    6,819    1,251     6,783   496,958
Net appre-
 ciation (depre-
 ciation) in fair
 value of
 investments          6,603  102,807 -104,911   -5,411   56,221    8,822        -     11,260   16,223    5,849    16,679   114,112
Interest and
 dividend income     88,605    1,094    2,470    6,056   13,332       87   32,434          -        -        -         -   144,888
                  --------- -------- -------- -------- -------- -------- -------- ---------- -------- -------- --------- ---------

 Total additions    256,090  183,517   15,087   31,429  150,206   96,404   32,434     27,376   23,042    7,100    23,462   846,147

DEDUCTIONS
FROM NET
ASSETS ATTRI-
BUTED TO:
 Benefits paid
 to partici-
 pants Admini-      114,533    7,863   10,422   27,293   20,630   20,182   17,713      2,145      638      110       605   222,134
 strative
  fees                7,620    1,930    2,329      539    1,752    2,127        -      1,579      381      136       164    18,557
                  --------- -------- -------- -------- -------- -------- -------- ---------- -------- -------- --------- ---------
 Total
 deductions         122,153    9,793   12,751   27,832   22,382   22,309   17,713      3,724    1,019      246       769   240,691

 Net increase       133,937  173,724    2,336    3,597  127,824   74,095   14,721     23,652   22,023    6,854    22,693   605,426

TRANSFERS
BETWEEN FUNDS     1,626,432  450,580  480,203  111,619  402,716  426,517   -3,497 -2,080,072 -706,516 -193,609  -514,373         -

NET ASSETS
AVAILABLE
FOR PLAN
BENEFITS:
 Beginning
 of year                  -        -        -        -        -        -  147,922  2,056,420  684,493  186,755  491,680  3,567,270
                 ---------- -------- -------- -------- -------- -------- -------- ---------- -------- -------- -------- ----------
 End of year     $1,760,369 $624,304 $482,539 $115,216 $530,540 $500,612 $159,146 $        - $      - $      - $      - $4,172,726
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
     The accompanying notes to financial statements are an integral part of this statement.

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